SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

December 29, 2021

Securities and Exchange Commission - SEC

Re.:	MATERIAL EVENT

Dear Sirs and Mesdames:

We hereby notify you as a Material Event of Credicorp Ltd. (“Credicorp”) that:

1.	As informed by a Form 6-K furnished to the SEC on December 8, 2021, on December 7, 2021 the Peruvian Superintendency of the Securities Market (SMV) was notified of the resolution issued by the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court admitted for consideration Credicorp’s contentious-administrative claim challenging the SMV’s resolution (by negative administrative silence), with reference to the appeal filed by Credicorp against the first administrative instance Resolution issued by the Deputy Superintendency (N° 012-2021-SMV/11 of March 5, 2021) (the “Resolution”).

2.	By Official Letter (the “Oficio”) N° 5089-2021-SMV/11, dated December 28, 2021, the SMV has required Credicorp to disclose the Resolution.

3.	In compliance with the requirement of the SMV, through a filing today with the SMV Credicorp has complied with the requirement by disclosing the Resolution as a Material Event.

4.	As informed through Form 6-K dated December 8, 2021, because Credicorp was neither in agreement with the categorization of the facts nor with the sanctions imposed, Credicorp filed an appeal challenging the Resolution. Subsequently, after the expiration of the term to resolve in the appeal (second administrative instance), Credicorp asserted its right to negative administrative silence and to resort to the Judiciary.

Credicorp is furnishing this report on Form 6-K to present a summary of the Resolution, attached hereto as Exhibit 1.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2021

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

Exhibit 1

Summary of the first administrative instance Resolution issued by the SMV Deputy Superintendency (N° 012-2021-SMV/11 of March 5, 2021) (the “Resolution”).

1.	As previously informed through a Form 6-K dated December 8, 2021, under the Resolution, the SMV resolved to sanction Credicorp (i) with a fine of 300 Unidades Impositivas Tributarias (UITs) (approximately US$270,000) for, allegedly, having infringed (categorized as “very serious”) (muy grave) subsection 1.6, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF/94.10, effective as from 2011; and (ii) with a fine of 210 Unidades Impositivas Tributarias (UITs) (approximately US$207,375) for, allegedly, having violated (categorized as “very serious”) (muy grave) subsection 1.5, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF / 94.10 and modified by Resolution N° 006-2012-SMV/01, effective as from 2016.

2.	The charges made by the SMV against Credicorp were that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp's cash contributions to the political party Fuerza Popular during the 2011 Peruvian presidential campaign (first charge) and that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s agreement to make contributions to the political party Peruanos por el Kambio during the 2016 Peruvian presidential campaign (second charge).

3.	The text of the Resolution is published on the SMV website at the following address: https://www.smv.gob.pe/Bp_LisDatosGenerales?data=297FE41EF698EB62CC15A532971F&op=bq1 (click on the Sanctions section). The link is provided for informational purposes only and no information on the website of the SMV shall be deemed incorporated by reference in this Form 6-K nor in any filing by Credicorp with the Securities and Exchange Commission.